Exhibit 99.9

ZenaTech's ZenaDrone Subsidiary and Defense Solutions in the Spotlight at Company’s Largest Ever Presence at AUVSI Exponential 2026 Conference and Tradeshow in Detroit

Company to engage with defense decision makers, showcase drone products and podcasting opportunities, and present keynote address on its DaaS model facilitating scalable AI autonomy platforms for defense

Vancouver, British Columbia, (April 28, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that its drone subsidiary ZenaDrone will mount its most comprehensive defense-focused presence to date at Xponential 2026, the flagship conference and exhibition of the Association for Uncrewed Vehicle Systems International (AUVSI), taking place May 11–14, 2026 in Detroit, Michigan.

“Xponential is where the defense autonomous systems community convenes, and this year we are bringing an in-depth view of what ZenaDrone and our Drone as a Service business has built,” said Shaun Passley, Ph.D., ZenaTech CEO. “We are not just showing hardware, but opening a real conversation with defense leaders about practical AI autonomy, what it takes to deploy at scale, and how a platform model like ours changes what is possible for military and government buyers. Through our exhibit booth podcast studio, our drones on display, our teams on hand, and our keynote presentation on DaaS delivery innovation models for defense, these are all designed to facilitate exactly that kind of engagement.”

Exhibiting at Booth #36019, the highlight will be on ZenaDrone’s integrated drone hardware and software solutions, and the company’s DaaS service-based delivery, while engaging directly with defense, government, and enterprise stakeholders. For the first time at a major industry event, the company will operate a live podcast studio directly inside its exhibit booth. The “Drone of the Future” podcast, will invite industry leaders and operators across the drone and defense ecosystem to recording sessions to explain their products and share industry insights. A keynote ZenaDrone company presentation will take place on Thursday, May 14th at 11am ET, which will examine the generic “Drone as a Service” delivery model not simply as a commercial services framework, but as a practical AI autonomy delivery platform for defense that packages hardware, AI software, and operational infrastructure into an easily deployable, cost-effective solution.

Attendees will be able to interact directly with the drone hardware and with ZenaTech’s technical and business development teams to understand real-world performance specifications, integration pathways, and deployment models relevant to defense agency needs such as base security, perimeter monitoring, ISR applications, specialized cargo deliveries, autonomous logistics, and counter-UAS.

ZenaTech will showcase its dual-use suite of drone solutions spanning defense and commercial markets. This includes the ZenaDrone 1000, designed for defense and security applications such as intelligence, surveillance, and reconnaissance (ISR), border and perimeter security, critical infrastructure monitoring, search and rescue operations, and counter-UAS environments. The Company will also feature the IQ Nano indoor drone for inventory and warehouse management, along with the IQ Square for outdoor line-of-sight inspections, and IQ Quad, a purpose-built land surveying drone. These capabilities can be delivered through ZenaTech’s Drone as a Service offering, enabling scalable, on-demand deployment without the need for upfront hardware investment, operations or maintenance.

Event Details:

Xponential 2026 by AUVSI

Date: May 11–14, 2026

Venue: Huntington Place, Detroit, Michigan

ZenaDrone Booth: #36019

To schedule a meeting with ZenaTech at Xponential or to inquire about participating in the “Drone of the Future” podcast, please contact investors@zenatech.com.

Xponential is the world’s largest conference dedicated to autonomous and uncrewed systems, drawing more than 8,500 attendees from defense agencies, government departments, law enforcement, and commercial operators. ZenaTech’s participation this year goes beyond a traditional exhibit presence. Xponential will be used as a springboard for substantive defense program manager and stakeholder engagement furthering opportunities for drone demonstrations and pilot programs over the coming months.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government, and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.